SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 3)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**

Class B Common Shares**

American Depositary Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

L & L Horizon, LLC

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

+86 - 180 0180 0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

*** CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON L & L Horizon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,142,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,142,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The percentage is calculated based on 65,638,557 Class B common shares outstanding as of December 31, 2017, as set forth in the Issuer’s annual report, filed under cover of Form 20-F on April 26, 2018.

SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ray Ruiping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,815,432 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,815,432(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,432(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(2) Represents (i) 7,142,432 Class B common shares held by L & L Horizon, LLC, which is controlled by Ray Ruiping Zhang, and (ii) 1,673,000 Class B common shares issuable upon the exercise of 1,673,000 options within 60 days from the date hereof.

(3) The percentage is calculated based on 65,638,557 Class B common shares outstanding as of December 31, 2017, as set forth in the Issuer’s annual report, filed under cover of Form 20-F on April 26, 2018.

SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ruiping Zhang 2016 Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 3 (this “Amendment”) is filed to amend and supplement the statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. Except as amended by this Amendment, all capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. This constitutes an “exit filing” for the Descendants Trust.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The Investors (as defined below) anticipate that approximately US$527.92 million will be expended to complete the Merger, assuming no exercise of dissenters’ rights by shareholders of the Company. This amount includes (a) the estimated funds required by the Investors to (i) purchase the outstanding Common Shares (including Class A Shares represented by ADSs) owned by shareholders of the Issuer other than the Rollover Shareholders (as defined below) at a purchase price of US$6.125 per Common Share or US$12.25 per ADS, and (ii) settle the outstanding options to purchase Common Shares (including Class A Shares represented by ADSs) and shares of restricted stock granted under the Amended and Restated 2010 Performance Incentive Plan of the Issuer and the 2014 Performance Incentive Plan of the Issuer, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (as defined below) (the “Transactions”) (excluding any tax liabilities).

The Transactions will be funded through a combination of cash contributions contemplated by Equity Commitment Letters (as defined below), and (iii) cash in the Issuer and its subsidiaries.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On January 23, 2019, Mr. Zhang submitted a preliminary, non-binding proposal to revise the Original Merger Agreement (as defined below) to the special committee (the “Special Committee”) of Issuer’s Board of Directors (the “Revised Proposal”). The Revised Proposal indicated, among other things, that Mr. Zhang together with certain other members of the consortium under the Original Merger Agreement (the “Original Buyer Group”) concluded that the transactions provided for in the Original Merger Agreement could not be completed on the contemplated terms and that the Original Buyer Group was prepared to terminate the Original Merger Agreement unless the Special Committee agreed to amend the terms of the Original Merger Agreement. In the Revised Proposal, Mr. Zhang indicated to the Special Committee that members of the Original Buyer Group were in discussions with representatives of the competing buyer consortium (the “Ocean Link Consortium”), regarding the terms on which the members of the Ocean Link Consortium might agree to withdraw their competing proposal to acquire all of the shares of Issuer not owned by them, and to join with certain members of the Original Buyer Group to form an updated consortium (the “Updated Buyer Group”). In addition, pursuant to the Revised Proposal, the Updated Buyer Group would acquire all of Issuer’s Common Shares (including Common Shares represented by ADS) for US$12.25 in cash per ADS, and US$6.125 in cash per Common Share.

On February 18, 2019, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (as so amended and restated and as may be further amended from time to time, the “Merger Agreement”). This Merger Agreement amends and restates and replaces in its entirety that certain Agreement and Plan of Merger, dated as of April 6, 2018 by and among Issuer, Parent and Merger Sub (the “Original Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company, (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.125 per Common Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$12.25 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares (as defined in the Contribution and Support Agreement (as defined below), which will be contributed by Dongfeng, The Crawford Group, Inc., (“Crawford, Inc,” and together with MBKP, the “Original Sponsors”), ICG Holdings 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crawford Inc. (“ICG Holdco 1”), ICG Holdings 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crawford Inc. (“ICG Holdco 2” and, together with ICG Holdco 1 and Crawford Inc., “Crawford”), Horizon, Ctrip Investment Holding Ltd., a Cayman Islands exempted company (“Ctrip”), CDH Car Rental Service Limited, a British Virgin Islands business company, (“CDH Car,” and together with Dongfeng, Crawford, Horizon, and Ctrip, the “Rollover Shareholders,”) to Holdco in exchange for newly issued ordinary shares of Holdco and thereafter contributed by Holdco to Midco and by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor, (ii) Common Shares held by Holdco, Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Common Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders, and various other closing conditions. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.23.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into an Amended and Restated Contribution and Support Agreement (as so amended and restated and as may be further amended from time to time, the “Contribution and Support Agreement”) with Holdco, Midco and Parent. This Contribution and Support Agreement amends and restates and replaces in its entirety that certain Contribution and Support Agreement, dated as of April 6, 2018. Pursuant to the Contribution and Support Agreement, each of the Rollover Shareholders has agreed, among other things, that: (a) it will vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction), and (b) the Rollover Shares will, in connection with and immediately prior to the effective time of the Merger, be contributed to Holdco in exchange for newly issued ordinary shares of Holdco, be contributed by Holdco to Midco, be contributed by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution and Support Agreement, a copy of which is filed as Exhibit 7.24, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, MBKP, Ocean Imagination L.P., a Cayman Islands exempted limited partnership (“Ocean Imagination”), Ocean Voyage L.P., a Cayman Islands exempted limited partnership (“Ocean Voyage” and, together with Ocean Imagination, the “Ocean Sponsors” and the Ocean Sponsors, together with the Original Sponsors, the “Sponsors,” and the Ocean Sponsors together with CDH Car, “Ocean”), and the Rollover Shareholders (the Rollover Shareholders and the Sponsors each an “Investor” and collectively the “Investors”) entered into an Amended and Restated Interim Investors Agreement (as so amended and restated and as may be further amended from time to time, the “Interim Investors Agreement”) with Holdco, Midco, parent and Merger Sub, this Interim Investors Agreement amends and restates and replaces in its entirety that certain Interim Investors Agreement, dated as of April 6, 2018. Pursuant to the Interim Investors Agreement the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the transactions contemplated by the Merger Agreement. Further, the parties thereto agreed to work exclusively with MBKP and Horizon to implement and consummate the transactions contemplated therewith, including the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 7.25, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of the Sponsors entered into an Equity Commitment Letter (as so amended and restated and as may be further amended from time to time, each a “Equity Commitment Letter” and collectively the “Equity Commitment Letters”) with Holdco, pursuant to which the Sponsors agreed, subject to the terms and conditions set forth therein to make a direct or indirect equity investment in Parent immediately prior to the closing of the Merger. Certain Equity Commitment Letters amend and restate and replace in their entirety those certain Equity Commitment Letters dated April 6, 2018.

Concurrently with the execution of the Merger Agreement, each of the Investors executed and delivered a limited guarantee (as so amended and restated and as may be further amended from time to time, each a “Limited Guarantee” and collectively the “Limited Guarantees”) in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for certain termination fees that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement. Certain Limited Guarantees amend and restate and replace in their entirety those certain Limited Guarantees dated April 6, 2018. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee executed and delivered by the Reporting Person, a copy of which is filed as Exhibit 7.26 and which is incorporated herein by reference in their entirety.

In addition, if the Merger is consummated, the ADS would be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Exchange Act would be terminated and the Issuer would be privately held by the Investors.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Contribution and Support Agreement, the Interim Investors Agreement, and the Limited Guarantees, copies of which are filed as Exhibit 7.23 through Exhibit 7.26, respectively, and which are incorporated herein by reference in their entirety.

Other than as described in Item 3 and Item 4 hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of Class B Shares and percentages of the Class B Shares beneficially owned by each of the Reporting Persons.

The Reporting Persons may be deemed to be a “group” with the other Rollover Shareholders and their affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the other Rollover Shareholders and their affiliates. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by other Rollover Shareholders and their affiliates.

(b) See rows (7) through (10) of the cover pages to this Amendment for the number of Class B Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On February 18, 2019, the Descendants Trust assigned all of its ownership interest of Horizon (the “LLC Interest Assignment”) to Mr. Zhang according to the terms of a certain trust agreement entered into between Mr., Zhang and the Descendants Trust on May 9, 2016. Except as set forth in Items 3, 4 and for the LLC Interest Assignment described above, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)       Not applicable.

(e)       Following the LLC Interest Assignment, as of February 18, 2019, the Descendants Trust ceased to be the beneficial owner of more than 5% of Class B Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7.23	Amended and Restated Agreement and Plan of Merger, among the Issuer, Parent and Merger Sub dated February 18, 2019.

Exhibit 7.24	Amended and Restated Contribution and Support Agreement by and among Parent, Holdco, Midco and the Rollover Shareholders, dated February 18, 2019.

Exhibit 7.25	Amended and Restated Interim Investors Agreement by and among the Investors, Holdco, Midco, Parent and Merger Sub dated February 18, 2019.

Exhibit 7.26	Amended and Restated Limited Guarantee by Horizon in favor of the Issuer, dated February 18, 2019.

Exhibit 7.27	Assignment Agreement by and between Mr. Zhang and the Descendants Trust, dated February 18, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2019.

L & L Horizon, LLC

By:	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Member Manager

Ray Ruiping Zhang

By:	/s/ Ray Ruiping Zhang

Ruiping Zhang 2016 Descendants Trust

By:	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Trustee